SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No.      5         )*




                               KRONOS INCORPORATED
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501052-10-4
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 501052-10-4
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:  Mark S. Ain  SS# ###-##-####
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ___
        (b) ___
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each   (5) Sole Voting
      Reporting Person With       Power: 549,062 (includes 4 shares held by Mr.
                                                  Ain's minor son)
                              (6) Shared Voting
                                  Power: None
                              (7) Sole Dispositive
                                  Power: 549,062 (includes 4 shares held by Mr.
                                                  Ain's minor son)
                              (8) Shared Dispositive
                                  Power: None
- ------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                  549,062 shares
- ------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
- ------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row (9): 6.6%
- ------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
- ------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:  Kronos Incorporated
- ------------------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices: 400 Fifth Avenue, Waltham, MA 02154
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Item 2(a).  Name of Person Filing:  Mark S. Ain
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            400 Fifth Avenue Waltham, MA 02154

- ------------------------------------------------------------------------------
Item 2(c).  Citizenship:  United States

- ------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share

- ------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  501052-10-4
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Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
check whether the Person Filing is a

                                  Not Applicable

Item 4.  Ownership

         (a)  Amount Beneficially Owned :

              549,062

         (b) Percent of Class:

              6.6%

         (c) Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote   SEE COVER PAGE

             (ii) shared power to vote or to direct the vote SEE COVER PAGE
                                                             ----------

            (iii) sole power to  dispose  or to direct  the  disposition  of SEE
                  COVER PAGE

             (iv) shared  power to dispose or to direct the  disposition  of SEE
                  COVER PAGE


Item 5.  Ownership of Five Percent or Less of a Class
                                  Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person
                                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                  Not applicable

Item 8.  Identification and Classification of Members of the Group.
                                  Not applicable

Item 9.  Notice of Dissolution of Group.
                                  Not applicable

Item 10. Certification.
                                  Not applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                     January 26, 1998
                                     -------------------------
                                     (Date)



                                     /s/ Mark S. Ain
                                     -------------------------
                                     (Signature)



                                     Mark S. Ain, Chief Executive Officer
                                     --------------------------
                                     (Name/Title)